Prospectus Supplement No. 12 (to Prospectus dated August 3, 2016)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-212606

OFFERING PROSPECTUS

10,551,471 Shares of Common Stock

5,404,412 Shares Issuable upon the Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated August 3, 2016 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-212606) (the “Registration Statement”). This prospectus supplement is being filed to update and supplement the information in the Prospectus, with the information contained in our periodic report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2019 (the “Periodic Report”). Accordingly, we have attached the Periodic Report, with exhibits, to this prospectus supplement.

This prospectus supplement relates to the offer and sale of 10,551,471 shares of our common stock, including 5,404,412 shares of our common stock that are issuable upon the exercise of outstanding warrants, including 257,353 shares issuable upon exercise of an outstanding warrant issued to Maxim Group LLC (“Maxim”), the placement agent in the private offering in which the remaining shares being registered by the Registration Statement were issued.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on the OTCQB under the trading symbol “RGRX.” On March 5, 2019, the last reported sale price of our common stock was $0.19 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of the Prospectus, and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 5, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2019

REGENERX BIOPHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-15070 (Commission File Number)	52-1253406 (IRS Employer Identification No.)

15245 Shady Grove Road, Suite 470, Rockville, MD (Address of Principal Executive Offices)	20850 (Zip Code)

Registrant’s telephone number, including area code: (301) 208-9191

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth in Item 3.02 is incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 3.02 is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

Private Placement of Convertible Notes and Warrants

On February 27, 2019, RegeneRx Biopharmaceuticals, Inc. (the “Company”) completed a private placement of convertible notes (the “Notes”) with nine accredited investors (each, an “Investor,” collectively, the “Investors”), raising an aggregate of $1,300,000 in gross proceeds, that will be payable in two tranches -- $650,000 received within two days of closing of the financing on February 27, 2019 and $650,000 to be received upon enrollment of the first patient into the trial anticipated in the first quarter of 2019.   The Notes were issued pursuant to a Convertible Note and Warrant Purchase Agreement (the “Security Purchase Agreement”), between the Company and the Investors.

Convertible Promissory Notes and Warrants.  The key terms of the Notes are summarized below.  The Notes will pay interest at a rate of 5% per annum, mature 60 months after their date of issuance and are convertible into shares of our common stock at a conversion price of $0.12 per share (subject to adjustment as described in the Notes) at any time prior to repayment, at the election of the Investor.  In the aggregate, the Notes are initially convertible into up to 10,833,333 shares of our common stock.  In connection with the issuance of the Notes, the Investors also received warrants to purchase 8,125,000 shares of our common stock at an exercise price of $0.18 per share.

At any time prior to maturity of the Notes, with the consent of the holders of a majority in interest of the Notes, we may prepay the outstanding principal amount of the Notes plus unpaid accrued interest without penalty.  Upon the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company, the outstanding principal and all accrued interest on the Notes will accelerate and automatically become immediately due and payable.

Investors. The Investors in the offering included our President, Chief Executive Officer and director, JJ Finkelstein, and four other members of the board of directors of the Company, Allan L. Goldstein, the Company’s Chairman and chief scientific officer, Joseph C. McNay, Don Elsey and Mauro Bove. The principal amounts of their respective Notes are as set forth below:

Investor	Note Principal
Joseph C. McNay	$25,000
Allan L. Goldstein	$5,000
J.J. Finkelstein	$25,000
Don Elsey	$5,000
Mauro Bove	$10,000

Use of Proceeds.   Based on current estimates, we anticipate that our existing financial resources, including the net proceeds from this offering, will be adequate to continue to conduct our business over the next 12 months.  We will need to raise additional capital prior to the maturity date to repay the Notes and to continue operating our business.

Securities Act Exemption.  The offering was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in accordance with Section 4(a)(2) under the Securities Act and Rule 506 promulgated thereunder as an offering made solely to “accredited investors” as defined under the Securities Act.  The Company obtained representations and warranties from the Investors in the Security Purchase Agreement to support the Company’s reliance on this exemption.

Item 3.03 Material Modification of Rights of Security Holders.

On March 2, 2018, the Company entered into a warrant reprice and exercise and issuance agreement (the “Reprice Agreement”) with Sabby Healthcare Master Fund, Ltd., and Sabby Volatility Warrant Master Fund, Ltd. (collectively, “March 2018 Investor”). In connection with the Reprice Agreement, the Company issued to the March 2018 Investor warrants to purchase shares of the Company’s common stock (the “March Warrants”). The exercise price under the March Warrants is subject to a limited anti-dilution provision, such that in the event the Company makes an issuance of common stock (subject to customary exceptions) at a price per share less than the applicable exercise price of the March Warrants, the exercise price of the March Warrants will be reduced to the price per share applicable to such new issuance but will not adjust to an exercise price below $0.125.  As a result of the issuance of the Notes and Warrants described in Item 3.02 above, the exercise price of the March Warrants was adjusted to $0.125 per share.

Item 8.01 Other Events.

On February 27, 2019 the Company issued a press release announcing its entry into the Reprice Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated February 27, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENERX BIOPHARMACEUTICALS, INC.

Date: March 5, 2019	By:	/s/ J.J. Finkelstein
		Name:	J.J. Finkelstein
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February, 2019

Exhibit 99.1

RegeneRx Biopharmaceuticals, Inc. 15245 Shady Grove Road, Suite 470 Rockville, Maryland 20850	PHONE 301.208.9191 FAX 301.208.9194 WEB www.regenerx.com

News Release

RegeneRx Closes $1.3 Million Convertible Debt Financing

Funding for Operations Over Next 12 Months During Phase 3 Ophthalmic Trials

ROCKVILLE, Md. (February 27, 2019) – RegeneRx Biopharmaceuticals, Inc. (OTCQB: RGRX) (“the Company” or “RegeneRx”), a clinical-stage drug development company focused on tissue protection, repair and regeneration, today announced that it has completed a $1.3 million convertible debt financing. The funds will be used for operations over the next approximately 12 months while a phase 3 dry eye trial (ARISE-3), phase 3 neurotrophic keratitis trial (SEER-1), and epidermolysis bullosa open study are being conducted by its partner and licensee.

The Company will receive $1.3 million in two tranches – $650,000 received within two days of closing of the financing on February 27, 2019 and $650,000 to be received upon enrollment of the first patient into the trial expected in the first quarter of 2019. The 5-year unregistered convertible notes carry a 5% simple interest rate that accrues during the term. The note is convertible into 10,833,333 of RGRX common stock at $0.12 per share. As part of the transaction, the note holders received 8,125,000 warrants to purchase RGRX common stock at a price of $0.18 per share. There were no brokerage fees associated with this transaction.

“This recent financing demonstrates continued support from our affiliates, strategic partners, management and board of directors and provides RegeneRx with essential funding while three important clinical trials are being conducted over the next twelve months,” stated J.J. Finkelstein, president and chief executive officer of RegeneRx. “We strongly believe in the potential of our drug candidates, which address large, rapidly growing markets and small orphan markets where better products are desperately needed and are diligently moving forward toward the goal of marketing approvals in the U.S. and abroad.”

The securities offered in the private placement have not been registered under the Securities Act, or any state securities law. Unless the shares, warrants and shares underlying the warrants are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common stock or warrants.

About RegeneRx Biopharmaceuticals, Inc. (www.regenerx.com)

RegeneRx is focused on the development of novel therapeutic peptides, including Thymosin beta 4 (Tβ4) and its constituent fragments, for tissue and organ protection, repair and regeneration. RegeneRx currently has three drug candidates in clinical development for ophthalmic, cardiac and dermal indications, three active strategic licensing agreements in the U.S., China, and Pan Asia (Korea, Japan, and Australia, among others), and has patents and patent applications covering its products in many countries throughout the world.

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RegeneRx, through its U.S joint venture, ReGenTree LLC, sponsored its second Phase 3 clinical trial (ARISE-2) in approximately 600 patients with dry eye syndrome (DES) and reported positive clinical results with no safety issues. ReGenTree recently initiated ARISE-3, a follow-up Phase 3 trial in 700 patients with DES designed to confirm the positive results from ARISE-2. ReGenTree is also sponsoring a 46-patient Phase 3 clinical trial in patients with neurotrophic keratopathy (NK). Additionally, RGN-259 is being developed in patients with dry eye syndrome in Asia through RegeneRx’s two Asian partnerships. RGN-259 has been designated an orphan drug in the U.S. for the treatment of NK.

RGN-352, the Company's Tβ4-based injectable formulation, is a Phase 2-ready drug candidate designed to be administered systemically to prevent and repair cardiac damage resulting from heart attacks and central nervous system tissue disorders such as peripheral neuropathy, multiple sclerosis and traumatic brain injuries such as stroke. It may also have applications in patients with severe septic shock.

RGN-137, also designated an orphan drug in the U.S., is the Company’s Tβ4-based dermal gel formulation that is being developed for epidermolysis bullosa, a rare skin condition. The Company’s licensee, GtreeBNT, has initiated a small, open clinical trial in the U.S. for this indication.

For additional information about RegeneRx please visit www.regenerx.com.

Forward-Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements made under the provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. There can be no assurance that any current or future animal studies or clinical trials, sponsored by the Company or its licensees, will start on time, be completed within a projection time-frame, or result in future value or approved products. There can also be no assurance that the Company or its licensees will apply for an NDA in the future or that if the Company or a licensee applies for an NDA, that it will be accepted by the FDA and/or that the product candidate will be approved for marketing in the U.S. or any other country. There can be no assurance that RegeneRx will be able to finance operations on a continual basis or through the completion of clinical development of its products by its licensees. Please view these and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including those identified in the “Risk Factors” section of the annual report on Form 10-K for the year ended December 31, 2017, and subsequent quarterly reports filed on Form 10-Q, as well as other filings it makes with the SEC. Any forward-looking statements in this press release represent the Company's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date.  The Company specifically disclaims any obligation to update this information as a result of future events or otherwise, except as required by applicable law.

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